
RECEIVED
NOV 2 8 2007
200
WASH., D.C.
SECTION



SECURI 07008705 ISSION

A/3 12/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE ONE FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 ELLISON AVENUE, SUITE 116
(No. and Street)

WESTBURY	NY	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD GUILFOYLE 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER & CO. PC
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE,	GARDEN CITY,	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, THOMAS JENNINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE ONE FINANCIAL, INC., as of 9/30/, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

JOAN C. GENDRON
NOTARY PUBLIC, State of New York
No. 01GE5060311
Qualified In Suffolk County
Commission Expires ~~May 20,~~ 11/25/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2007

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	10
Computation of Basic Net Capital Requirement	10
Possession or Control Requirements Under Rule 15c3-3	11
Reconciliation Pursuant to Rule 17a-5(d)(4)	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	13-14



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Commerce One Financial, Inc.

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (the Company), as of September 30, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce One Financial, Inc. at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., PC

Garden City, New York
November 16, 2007

COMMERCE ONE FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30,2007

ASSETS

Cash	$	119,638		
Receivables from clearing organization		324,449		
Property and equipment - net of accumulated depreciation of $ 154,147		26,072		
Security deposit and other assets		35,793		
Total Assets			$	505,952

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities				
Accounts payable and accrued expenses	$	182,091		
Advance from shareholder		164,897		
Deferred tax liability		434		
Total Liabilities			$	347,422
COMMITMENTS AND CONTINGENCIES				
Shareholder's Equity				
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		15,000		
Paid-in-capital		183,180		
Accumulated Deficit		(39,650)		
Total Shareholder's Equity				158,530
Total Liabilities and Shareholder's Equity			$	505,952

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Income		
Commission income		$ 5,008,732
Interest and other income		463,225
Total income		5,471,957
Expenses		
Officer's and employees' compensation and benefits	$ 4,498,004	
General and administrative expenses	297,483	
Rent and occupancy	210,257	
Clearing and execution	175,017	
Communications	189,050	
Licenses and registration	55,164	
Depreciation	34,887	
Total expenses		5,459,862
Income before income taxes		12,095
Income tax expense		4,001
Net income		$ 8,094

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - October 1, 2006	$ 15,000	$ 183,180	$ (47,744)	$ 150,436
Net income	-	-	8,094	8,094
Balance - September 30, 2007	$ 15,000	$ 183,180	$ (39,650)	$ 158,530

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 8,094
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 34,887	
Deferred taxes	5,042	
Changes in assets and liabilities:		
Receivables from clearing organization	188,037	
Security deposits and other assets	6,780	
Accounts payable and accrued expenses	(120,908)	
Total adjustments		113,838
Net cash provided by operating activities		121,932
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(19,908)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of shareholder loan		(41,311)
NET INCREASE IN CASH		60,713
CASH AND CASH EQUIVALENTS - BEGINNING		58,925
CASH AND CASH EQUIVALENTS - END		$ 119,638

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Taxes	$ -

See accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a registered securities broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Westbury, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company became a member of NASD Regulation, Inc. ("NASDR") on January 16, 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at fiscal year end September 30, 2007 exceeded federally insured limits by $32,073.

RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future tax benefits to be derived from the use of net operating losses incurred in prior years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense was $20,921 and $23,748 in 2007 and 2006, respectively.

3. RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required.

The receivable balance includes a deposit for $25,000 with the clearing organization required by its agreement with the Company.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7 years	$ 180,219
Less: Accumulated depreciation		154,147
Net property and equipment		$ 26,072

Depreciation expense for the year ended September 30, 2007 was $34,887.

5. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, to their retirement accounts, which vest immediately. The Company may, at its discretion, make a matching or a profit sharing contribution. Profit sharing contributions are vested gradually over a five-year period at the rate of 20% a year. For the fiscal year ended September 30, 2007, the Company made a matching contribution of $16,161.

6. ADVANCE FROM SHAREHOLDER

During the fiscal year ended September 2007, the company received various advances from its shareholder. The advances are not subject to interest and is expected to be repaid, in full, in the near future.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities under a non-cancelable operating lease in Westbury, NY. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses.

As of September 30, 2007, the future minimum lease payments under this non-cancelable lease are as follows:

Year Ended September 30,	
2008	$ 204,296
2009	212,468
2010	71,742

Litigation

The Company is involved in routine litigation incidental to its business. In the opinion of management and based on the advice of counsel, the liability, if any, resulting from these matters will not be material.

8. INCOME TAXES

Components of income taxes expense (credits) are as follows:

Deferred:	
Federal	$ 3,361
State	1,681
	5,042
Current:	
Federal	$(1,188)
State	147
	(1,041)
Net income tax expense	$ 4,001

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At September 30, 2007, the Company had net capital of $96,581, which was $23,163 in excess of its required net capital of $73,419. The Company's ratio of net capital to aggregate indebtedness is 3.60 to 1.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	158,530
Non-allowable assets		61,949
Haircuts on securities		-
Net Capital	$	96,581

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	23,163
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	73,419
Excess net capital at 1000%	$	61,839
Ratio: Aggregate indebtedness to net capital		3.60 to 1.00

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2007

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – October 1, 2006	$	150,436
Net income for the year ended September 30, 2007		8,094
Total ownership equity – September 30, 2007		158,530
Less: Non-allowable assets		61,949
Haircuts		-
Audited net capital		96,581
Net capital per Focus Report Part IIA		110,031
Difference	$	13,450
Additional accrued expenses		16,161
Adjustments to prepaid taxes, deferred taxes and income tax expense		(2,711)



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

Board of Directors
Commerce One Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Commerce One Financial, Inc. (the Company) for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to are relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Doralloff, Trattner & Co, PC

Garden City, New York
November 16, 2007

END